Exhibit 99.1

CRN® Honors Absolute Software with 5-Star Rating in 2022 Partner Program Guide

VANCOUVER, British Columbia and SAN JOSE, Calif. – March 30, 2022 – Absolute Software™ (NASDAQ: ABST) (TSX: ABST), a leader in self-healing zero trust solutions, today announced it has been recognized by CRN®, a brand of The Channel Company, with a prestigious 5-star rating in its 2022 Partner Program Guide.

CRN’s annual Partner Program Guide provides a definitive list of the most notable partner programs from industry-leading technology vendors that provide innovative products and flexible services through the IT channel. The 5-star rating is achieved only by select vendors that deliver the best of the best, going above and beyond in their partner programs to help push growth and positive change.

Absolute has more than 1700 active partners in its global partner program, compromised of leading device manufacturers, resellers, and managed service providers (MSPs). Additionally, the company has recently expanded its partner ecosystem to include Independent Software Vendors (ISVs) with the launch of Absolute Application Persistence-as-a-Service (APaaS) in November 2021.

Following its acquisition of NetMotion Software last year, Absolute has also extended its product portfolio to now include a comprehensive secure access platform comprised of Zero Trust Network Access (ZTNA) and enterprise VPN products. As part of ongoing enhancements to its partner program, the company is looking forward to extending these additional solutions – and selling opportunities – to its global partner community, including leading network operators in core geographical markets.

“We’re thrilled to be recognized by CRN for the second consecutive year, which serves as continued validation that we are delivering the capabilities, services, and resources needed by our expansive global partner community,” said Mark Grace, EVP, Channel and Revenue Operations at Absolute. “With the massive shift to work-from-anywhere environments, our partners are equipped to meet real and urgent customer needs—enabling complete visibility and control of all devices, rich intelligence into the state of those devices, and the ability self-heal devices, applications, and network connections to ensure they continue to work effectively.”

“CRN’s Partner Program Guide delves into the strengths of each organization’s partner program in order to honor those that consistently support and promote good change within the IT channel,” said Blaine Raddon, CEO of The Channel Company. “As innovation fuels the speed and complexity of technology today, solution providers want partners that can keep up with and assist their growing business.”

The Partner Program Guide provides the channel community with a deep dive into the partner programs offered by IT vendors, service providers and distributors. Companies are scored based on their investments in program offerings, partner profitability, partner training, education and support, marketing programs and resources, sales support, and communication. A 5-star rating helps narrow the field to find the best fit, identifying the most rewarding partner programs and providing crucial insight into their strengths.

The 2022 Partner Program Guide will be featured in the April 2022 issue of CRN and online at www.CRN.com/PPG. To learn more about Absolute’s global partner ecosystem, visit here.

About Absolute Software

Absolute Software (NASDAQ: ABST) (TSX: ABST) accelerates customers’ shift to work-from-anywhere through the industry’s first self-healing Zero Trust platform, helping to ensure maximum security and uncompromised productivity. Absolute is the only solution embedded in more than half a billion devices, offering a permanent digital connection that intelligently and dynamically applies visibility, control and self-healing capabilities to endpoints, applications, and network access to help ensure their cyber resilience tailored for distributed workforces Trusted by nearly 16,000 customers, G2 recognized Absolute as a leader in Zero Trust Networking and Endpoint Management in the Winter of 2022.

©2022 Absolute Software Corporation. All rights reserved. ABSOLUTE, the ABSOLUTE logo, and NETMOTION are registered trademarks of Absolute Software Corporation. Other names or logos mentioned herein may be the trademarks of Absolute or their respective owners. The absence of the symbols ™ and ® in proximity to each trademark, or at all, herein is not a disclaimer of ownership of the related trademark.

Absolute Software Contacts:

Media Relations

Becki Levine, Absolute Software

press@absolute.com

858-524-9443

Investor Relations

Joo-Hun Kim, MKR Group

IR@absolute.com

212-868-6760

About The Channel Company

The Channel Company enables breakthrough IT channel performance with our dominant media, engaging events, expert consulting and education, and innovative marketing services and platforms. As the channel catalyst, we connect and empower technology suppliers, solution providers and end users. Backed by nearly 40 years of unequalled channel experience, we draw from our deep knowledge to envision innovative new solutions for ever-evolving challenges in the technology marketplace. www.thechannelcompany.com

Follow The Channel Company: Twitter, LinkedIn and Facebook.

© 2022 The Channel Company, LLC. CRN is a registered trademark of The Channel Company, LLC. All rights reserved.

The Channel Company Contact:

Jennifer Hogan

The Channel Company

jhogan@thechannelcompany.com

Forward-Looking Statements

This press release contains certain forward-looking statements and forward-looking information (collectively, “forward-looking statements”) which relate to future events or Absolute’s future business, operations, and financial performance and condition. Forward-looking statements normally contain words like “will”, “intend”, “anticipate”, “could”, “should”, “may”, “might”, “expect”, “estimate”, “forecast”, “plan”, “potential”, “project”, “assume”, “contemplate”, “believe”, “shall”, “scheduled”, and similar terms and, within this press release, include, without limitation, the statements regarding the extension of its product portfolio to include a comprehensive secure access platform comprised of ZTNA and enterprise VPN products and the continued shift to work-from-anywhere environments. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing investors and others to get a better understanding of our anticipated financial position, results of operations, and operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Forward-looking statements are not guarantees of future performance, actions, or developments and are based on expectations, assumptions and other factors that management currently believes are relevant, reasonable, and appropriate in the circumstances. The material expectations, assumptions, and other factors used in developing the forward-looking statements set out herein include or relate to the following, without limitation: Absolute will be able to successfully execute its plans, strategies, and objectives. Although management believes that the forward-looking statements herein are reasonable, actual results could be substantially different due to the risks and uncertainties associated with and inherent to Absolute’s business, as more particularly described in the “Risk and Uncertainties” section of Absolute’s most recently filed Management’s Discussion and Analysis, which is available at www.absolute.com and under Absolute’s profile on www.sedar.com. Additional material risks and uncertainties applicable to the forward-looking statements herein include, without limitation, unforeseen events, developments, or factors causing any of the aforesaid expectations, assumptions, and other factors ultimately being inaccurate or irrelevant. Many of these factors are beyond the control of Absolute.

All forward-looking statements included in this press release are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this press release are made as at the date hereof and Absolute undertakes no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable securities laws.